July 15, 2021

FILED VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 11, 2021
CIK No. 0001850502

Ladies and Gentlemen:

On behalf of our client, Enphys Acquisition Corp. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated April 9, 2021 to the Company regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as submitted to the SEC on March 11, 2021.  The Company is concurrently submitting via EDGAR this letter and is publicly filing a revised Registration Statement a Form S-1 (the “Form S-1”)

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and the Staff comment below (which are references to the Draft Registration Statement submitted on March 11, 2021), all page references herein correspond to the page of the Form S-1.

Draft Registration Statement on Form S-1 submitted March 11, 2021

Limited payments to insiders, page 28

1.
We note your statement on page 28 that there will be “no finder’s fees, reimbursements or other cash payments” made by you to your sponsor, directors or officers, or any of their affiliates other than what appears in the bullet points on page 28. Please revise to clarify how you distinguish activities traditional compensated as finders fees from the reimbursement in the carve-out bullet point for “identifying, investigating, negotiating and completing an initial business combination.”

The Company respectfully advises the Staff that it has revised the disclosure on page 28, as well as pages 107 and 117, of the Form S-1 as requested.

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Securities and Exchange Commission
July 15, 2021

We hope the foregoing has been responsive to the Staff’s comment. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 856-8362 or jmccaffrey@brownrudnick.com.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Jorge de Pablo, Chief Executive Officer
Todd Emmerman, Esq., Brown Rudnick LLP
Derek Dostal, Esq., Davis Polk LLP